Filed by Micron Technology, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:  Lexar Media, Inc.

Commission File No.:  000-31103

This filing consists of an email communication to Micron managers relating to the Registration Statement on Form S-4 filed by Micron in connection with planned merger of March 2006 Merger Corp., a wholly-owned subsidiary of Micron Technology, Inc. (“Micron”), with and into Lexar Media, Inc. (“Lexar “).

Yesterday, Micron filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) related to Micron’s proposed acquisition of Lexar. Included in the registration statement, now available through S-4 filing are detailed descriptions of the merger and merger agreement, both Lexar’s and Micron’s reasons for the merger and a description of the process Lexar conducted over the course of approximately one year to find the appropriate business partner. Once the SEC declares the registration statement effective, Lexar will seek approval of the merger at a special meeting of Lexar stockholders.

The Lexar acquisition brings together two great NAND innovators with complementary strengths. The merger is designed to combine Micron’s technology and manufacturing leadership in NAND flash memory with Lexar’s leadership in NAND controller and system design technology, brand recognition and retail channel strength to create a vertically integrated entity fully focused on the NAND segment.

The registration statement also outlines the Lexar board’s process to explore and identify a range of strategic alternatives to maximize value for the Lexar stockholders. In the registration statement, the Lexar board has given its unanimous support for the merger and its recommendation to Lexar stockholders to vote for adoption of the merger agreement.

We expect the merger to close in the second or third calendar quarter of 2006.

This email contains forward-looking statements that involve risks and uncertainties concerning Micron’s proposed acquisition of Lexar Media, Inc., Micron’s expected financial performance, as well as Micron’s strategic and operational plans.  Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties.  The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Micron and Lexar to the transaction; Micron’s ability to successfully integrate Lexar’s operations and employees; and general economic conditions. In addition, please refer to the documents that Micron and Lexar file with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K. The filings by each of Micron and Lexar identify and address other important factors that could cause their respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this press release. Micron and Lexar are under no duty to update any of the forward-looking statements after the date of this press release to conform to actual results.

Additional Information About the Merger and Where to Find It

Micron and Lexar have filed with the SEC a preliminary prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of Lexar by Micron pursuant to the terms of an Agreement and Plan of Merger by and among Micron, March 2006 Merger Corp., a wholly-owned subsidiary of Micron, and Lexar. These materials are not yet final and will be amended. The definitive prospectus/proxy statement will be mailed to the stockholders of Lexar. Investors and security holders of Lexar are urged to read the preliminary prospectus/proxy statement filed on March 28, 2006, the definitive prospectus/proxy statement and the other relevant materials when they become available because they will contain important information about Micron, Lexar and the proposed merger. The preliminary materials filed on March 28, 2006, the definitive prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Micron or Lexar with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, (208) 368-4465.  Investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar Investor Relations, Diane Carlini, (510) 580-5604. Investors and security holders of Lexar are urged to read the prospectus/proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Micron, Steven Appleton, Micron’s Chairman, Chief Executive Officer and President, and certain of Micron’s other executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Appleton and certain of Micron’s other executive officers in the solicitation by reading the preliminary prospectus/proxy statement filed on March 28, 2006, and the definitive prospectus/proxy statement when it becomes available.

Lexar, Eric Stang, Lexar’s Chairman, Chief Executive Officer and President, and Lexar’s other directors and executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger.  Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Lexar common stock.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Stang and Lexar’s other directors and executive officers in the solicitation by reading the preliminary prospectus/proxy statement filed on March 28, 2006, the definitive prospectus/proxy statement when it becomes available.